
10035194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-67110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EVOLUTION CAPITAL ADVISORS L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 DEXTER AVE NORTH, SUITE 100
(No. and Street)

SEATTLE (City) WA (State) 98109 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK VAN ALSTYNE (206) 676-3889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH BUNDAY BERMAN BRITTON, P.S.
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, #240 (Address) BELLEVUE (City) WA (State) 98005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kirk Van Alstyne and Troy Hartzell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Capital Advisors L.L.C., as of February 23, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBORAH V. McCONNELL
COMMISSION EXPIRES
NOTARY
PUBLIC
11-22-10
STATE OF WASHINGTON

Signature

Managing Member

Title

Deborah V. McConnell

Notary Public

Signature

MANAGING MEMBER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2010

To the Members
Evolution Capital Advisors L.L.C.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Evolution Capital Advisors L.L.C. as of December 31, 2009 and 2008, and the related statements of earnings, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolution Capital Advisors L.L.C. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 and 2008

ASSETS	2009	2008
Cash	$56,399	$14,351
Certficates of deposit	151,394	339,000
Total cash in banks	207,793	353,351
Receivable from customers, net	20,979	40,656
Prepaid expenses	3,058	52
Investments	532,275	692,906
Equipment, net	2,885	2,623
Deposits	3,052	3,052
Total assets	$770,042	$1,092,640
LIABILITIES		
Accounts payable	$15,276	$13,123
Retirement contribution payable	54,060	
Total liabilities	69,336	13,123
MEMBERS' EQUITY	700,706	1,079,517
Total liabilities and members' equity	$770,042	$1,092,640

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

REVENUES	**2009**	**2008**
Consulting income	$457,659	$1,804,000
Other income	6,876	18,282
Total revenues	464,535	1,822,282
EXPENSES		
Member compensation	414,500	984,932
SEP contribution	54,060	180,000
Member health insurance	18,395	7,362
Referral fee expense	0	2,187
Professional fees	32,227	40,762
Occupancy	25,989	25,461
Business taxes	7,243	30,401
Bad debt expense (recovery), net	5,624	(10,000)
Marketing and promotion	2,500	18,775
Communications and data processing	14,556	11,939
Other expenses	11,087	31,131
Total expenses	586,181	1,322,950
Income (loss) from operations	(121,646)	499,332
Unrealized loss on investments	(56,915)	0
Realized loss on investments	(200,250)	0
Net income (loss)	($378,811)	$499,332

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	Capital contributed	Retained Earnings	Total
Balance - January 1, 2008	$72,000	$508,185	$580,185
Net earnings - 2008		499,332	499,332
Balance - December 31, 2008	72,000	1,007,517	1,079,517
Net loss - 2009		(378,811)	(378,811)
Balance - December 31, 2009	$72,000	$628,706	$700,706

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net earnings (loss)	($378,811)	$499,332
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities		
Non-cash revenue received	(96,534)	(207,500)
Interest reinvested in certificate of deposit	(6,394)	
Realized and unrealized losses on investments	257,165	
Depreciation	1,285	328
Changes in operating assets and liabilities:		
Accounts receivable	19,677	(11,156)
Prepaid expenses and other assets	(3,006)	1,026
Accounts payable	2,153	2,281
Referral fee obligation		1,094
Retirement contribution accrual	54,060	
Net cash provided by (used in) operating activities	(150,405)	285,405
Cash flows from investing activities		
Purchase certificate of deposit		(339,000)
Redeem certificate of deposit	194,000	
Purchase equipment	(1,547)	(2,951)
Net cash provided by (used in) investing activities	192,453	(341,951)
Net increase (decrease) in cash	42,048	(56,546)
Cash at beginning of year	14,351	70,897
Cash at end of year	$56,399	$14,351

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Evolution Capital Advisors L.L.C., (the Company) was formed on September 14, 2005 (date of inception) for the principal purpose of providing investment banking advisory services targeted at serving entrepreneurial stage technology firms in the western U.S. and Canada. Evolution provides corporate finance services including serving as a placement agent for issuers seeking early institutional capital financing and as an advisor on sell-side mergers and acquisition transactions. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA).

The Company began planned principal operations during 2006, providing services to customers throughout the greater Northwest. The Company operates from its office in Seattle, Washington.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Consulting income represents fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned. Success fees include fees earned from providing introductory and advisory services to companies involved in financing activities. Success fees are recorded at the time the financing is completed, the income is fixed and determinable and collectability is reasonably assured.

On occasion, the Company may receive a portion of its fees in equity securities of its clients. These non-cash fees received are recorded at estimated fair value, which is generally based on the financing round the Company assisted with, and may include discounts for required holding periods or other factors. During 2009 and 2008, the Company's revenues included $96,534 and $207,500, respectively, of estimated fair value of warrants received in connection with clients' transactions.

NOTE 1 – continued:

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days of invoicing and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. The Company generally does not accrue interest on past due receivables. As of December 31, 2009, the Company's investment in receivables over 90 days past due totaled $13,624 and its allowance for doubtful accounts totaled $10,624. The Company's investment in receivables over 90 days past due totaled $5,000 at December 31, 2008 and its allowance for doubtful accounts totaled $5,000 at December 31, 2008.

Investments

None of the Company's investments are readily marketable at December 31, 2009 and 2008.

Investments in equity securities of private companies are valued at investment cost (determined by the fair value of the securities received in exchange for services on the transaction closing date), unless there has been a subsequent equity financing or a significant change in current operating performance that causes the Company to believe there has been an other than temporary decline in value. Reductions in value are made when, in the opinion of the managing member, events and circumstances indicate that there has been other than temporary impairment of value. The impairment is recognized as a loss in the year it occurs. Increases in value are only recognized upon sale of the investment. Certain investments have an associated referral fee obligation that, in the event of redemption of the warrant, would be owed to a third party. Because this referral fee is only payable under these limited circumstances, it is reflected as an impound of the related warrants rather than a liability of the Company. The 2008 year referral fee obligation has been reclassified to reflect this change in presentation.

The Company's investments are in smaller, less established companies, which involves greater risk than that generally associated with investments in more established companies. Less established companies tend to have a lower capitalization and fewer resources and, therefore, are more often vulnerable to financial failure. There is additional risk due to the concentration of the Company's investments within similar lines of business, as economic fluctuations would tend to affect the investments in a similar manner. The Company's investments are generally illiquid, non-marketable and long term in nature and there can be no assurance that the Company will be able to realize the value of its investments in a timely manner.

NOTE 1 – continued:

Equipment

Equipment consists of computer equipment and is stated at cost net of accumulated depreciation. Depreciation is provided using the straight-line method, based on an estimated useful life of three years.

Income Taxes

The Company is a limited liability company that is treated as a partnership for federal income tax purposes, and therefore pays no federal income taxes. The profits and losses of the Company are allocated to its members and included on the members' tax returns.

Concentration of Credit Risk

The Company routinely maintains bank accounts (certificates of deposit) that are in excess of FDIC insurance limits.

Use of Estimates

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of consulting and success fees, valuation of equity securities of its clients, and the allowance for doubtful accounts.

NOTE 2 - LLC AGREEMENT

The Company was formed as a limited liability company under the laws of the State of Washington and it has a perpetual term. The liability of its members is limited to the extent allowed by law.

The Company is authorized to issue one or more classes of units of limited liability company interest (Units) with specific rights, privileges, preferences and interests as designated by the Board at the time of issuance. The initial authorized units total 100, of which 100 have been issued. Distributions from operations will be made quarterly to members first based on Client Net Cash Flow, as defined in the operating agreement, and then in proportion to their respective Units. Distributions will be made annually in an amount equal to the tax obligations arising from the Company's activities. In all cases, distributions are subject to available cash as determined by of the Board.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which prohibits the Company from engaging in any security transactions at a time when its ratio of "aggregate indebtedness" to "net capital" exceeds 15 to 1, or the minimum "net capital" requirement is not met, as those terms are defined by the rule. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. As of December 31, 2009, the Company had net capital of $138,457, which was $133,457 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was .50 to 1 as of December 31, 2009. As of December 31, 2008, the Company had net capital of $305,634, which was $300,634 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was .16 to 1 as of December 31, 2008.

NOTE 4 – INVESTMENTS

At December 31, 2009 and 2008, the Company owned the following interests in the equity of its clients (stated at the lower of cost or estimated fair value):

	2009	2008
M2E: Warrants to acquire 311,160 shares of Series A Preferred Stock, expiration October 2017 (written off in 2009 due to a restructuring of the company)	$0	$225,000
Powerit: Warrants to acquire 136,695 of Series A Preferred Stock, expiration May 2017	225,000	225,000
Treemo: Warrants to acquire 54,816 shares of Series A-1 Preferred Stock, expiration September 2017	12,181	70,000
Novinium: Warrants to acquire 103,516 shares of Series C Preferred Stock, expiration March 2018	198,750	198,750
Treemo: Warrants to acquire 6,852 shares of Series A Preferred Stock, expiration July 2018	1,523	8,750
Root Wireless: Warrants to acquire 252,109 shares of Series B Preferred Stock, expiration November 2019	95,625	0
Other	909	0
Less: referral fees owed upon exercise and redemption of warrants	(1,713)	(34,594)
	$532,275	$692,906

NOTE 4 – continued:

During 2009, the Company wrote off its investments in warrants of M2E, as these warrants became worthless in a restructuring of the company. The corresponding commission of $24,750 was also written off resulting in a realized loss of $200,250. Also during 2009, a company in which Evolution has warrants completed another round of financing. As a result, the Company has evidence that its warrants have decreased in value. Accordingly, the Company's investments in Treemo warrants were written down to reflect the new pricing, and the associated commission obligation was written down proportionately. An unrealized loss of $56,915 was recognized on this write-down.

NOTE 5 – RETIREMENT PLAN

In 2008, the Company established a Simplified Employee Pension plan (SEP) whereby the Company may make contributions on behalf of its employees and members. Amounts contributed, if any, are at the discretion of the members up to statutory limits. The Plan was established subsequent to the 2007 financial statement audit; however, because contributions in respect of any year may be made up through the extended due date of the return, the Company was able to make contributions on behalf of its members for both 2007 and 2008 in 2008. The 2007 contribution, which totals $90,000, is recorded as a 2008 expense, as it is deemed to be a change in estimate for financial reporting purposes. Both the 2007 and 2008 contributions were funded in 2008. For 2009, a SEP contribution of $54,060 has been accrued and will be funded in 2010.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2010, the date which the financial statements were available to be issued.

EVOLUTION CAPITAL ADVISORS L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Aggregate Indebtedness	
Total liabilities	$69,336
Aggregate indebtedness	$69,336
Net Capital	
Member's equity	700,706
Nonallowable assets:	
Other assets	(562,249)
Net capital	$138,457
Computation of Basic Net Capital Requirement	
Minimum net capital required	$5,000
Excess net capital	$133,457
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$131,523
Ratio of aggregate indebtedness to net capital	.50 to 1.00

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2009 computed by Evolution Capital Advisors LLC in its unaudited Form X-17a-5a, Part IIA as filed with the Financial Industry Regulatory Authority does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation of Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

February 20, 2010

To the Members
Evolution Capital Advisors L.L.C.

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of Evolution Capital Advisors L.L.C as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

SMITH BUNDAY BERMAN BRITTON, P.S.

EVOLUTION CAPITAL ADVISORS L.L.C.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2009 and 2008
INDEPENDENT AUDITOR'S REPORT